

July 16, 2012

Via E-Mail
Mr. Daniel Houser
Chief Financial Officer
International Speedway Corporation
One Daytona Boulevard
Daytona Beach, Florida 32114

> **Re:** **International Speedway Corporation**
> **Form 10-K for Year Ended November 30, 2011**
> **Filed January 27, 2012**
> **File No. 0-02384**

Dear Mr. Houser:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Note 4. Impairment of Long-Lived Assets, page 50

1. We note from the disclosures included in Note 4 that the Company had certain assets that were measured at fair value of a non-recurring basis in periods subsequent to their initial recognition. Please revise the notes to your financial statements in future filings to include all of the disclosures required by ASC 820-10-50-5 with respect to these fair value measurements.

Motorsports Authentics, page 51

2. We note from the disclosure included in Note 5 that the Company is a partner with Speedway Motorsports, Inc. a 50/50 joint venture, SMISC, LLC, which through its wholly owned subsidiary Motorsports Authentics, LLC conducts business under the name Motorsports Authentics ("MA"). We also that during 2009, as a result of certain business factors, the Company recognized significant impairment charges of its equity

investment in MA during the second and fourth quarters of fiscal 2009, resulting in a reduction to the carrying value of its investment in MA to zero at November 30, 2009. We further note that the Company's 50 percent portion of MA's net loss was approximately $77.6 million for 2009 and that the Company did not recognize any net income or loss from operations of MA during fiscal 2010 or 2011, respectively. Given that the financial statements for Motorsports Authetics included as Exhibit 99 to your 2011 Form 10-K indicate that this entity had net income of $2,800 for its fiscal year 2010 and a net loss of $1,019 for its fiscal year 2011, please tell us and explain in the notes to your financial statements why the Company did not recognize its 50% share of its equity in the earnings (losses) of this entity during 2010 and 2011. We may have further comment upon review of your response.

3. Also, given the increasing significance of your investment in Kansas Entertainment, and the commencement of its operations in February 2012, please revise future filings to provide separate disclosure of summarized financial information for Kansas Entertainment and Motorsports Authentics.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

/s/ Lyn Shenk for

Linda Cvrkel
Branch Chief